Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

February 1, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Barbara Jacobs

Re:	Acceleration Request for Domtar Corporation
Registration Statement on Form 10
File No. 1-33164

Dear Ms. Jacobs:

Pursuant to Rule 240.12d1-2 under the Securities Exchange Act of 1934, Domtar Corporation (the “Registrant”) hereby respectfully requests that the above-referenced registration statement, as amended (the “Registration Statement”), be declared effective at 4 p.m., Eastern Standard Time, on February 1, 2007, or as soon thereafter as is practicable. The Registrant is aware of its obligations under the Securities Exchange Act of 1934, as amended, as they relate to the securities referenced in the Registration Statement.

The Registrant requests the acceleration referenced herein in the context of the transactions described in Exhibit 99.1 to the Registration Statement.

In connection with the foregoing request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DOMTAR CORPORATION

by:	/s/ Marvin D. Cooper
Name: Marvin D. Cooper
Title: President